David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Centre, NY 11570
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

November 19, 2010

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Anne Nguyne-Parker, Branch Chief

Re:          Tundra Gold Corp.
Amendment No. 1 to
Registration Statement on Form S-1
Filed October 22, 2010
File No. 333-169066

Dear Ms. Nguyne-Parker:

Tundra Gold Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1 (the "Amendment ") in response to the Commission's comments, dated November 12, 2010 (the "Comment Letter"), with reference to Amendment No. 1 to the Company’s registration statement on Form S-1/A (the "Registration Statement") filed with the Commission on October 22, 2010.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

General

1.	With each amendment, please revised your registration statement cover page to indicate “Amendment No. X to Form S-1.”

Response:  We note the Commission’s comment  and the  cover page of the Amendment has been revised to reflect that the Company is filing Amendment No. 2 to the Form S-1.

2.
We note your response to comment 2 in our letter dated September 21, 2010. Please revise your disclosure to clarify, if true, that you have not commenced any work with respect to the work plan provided by MinQuest, and disclosed when you do intend to commence work on the Marietta property. Further, while we note your disclosure at page 28 that “it is anticipated that this work will be completed by March of 2011,” disclose precisely how long it will take to complete this work (in terms of hours per week, etc.) and who will complete it.

Response: We note the Commission’s comment and have revised the Amendment to reflect that MinQuest began work on the Marietta property in October 2010 and will work approximately 40 hours per week or a total of 1,000 hours until completion in March 2011.

3.
We note your response to comment 4 in our letter dated September 21, 2010. Please note that the requirements of Item 506 of Regulation S-K are applicable whether or not the company is participating in the offering.

Response:  We note the Commission’s comment and have revised the Amendment to include the requirements of Item 506 of Regulation SK.

Financial Statements

Note 2 - Ability to Continue as a Going Concern, page F-7

4.
We note that your disclosure on this page, as well as on page F-18, still reflects an inception date of September 16, 2010 instead of September 16, 2009. We reissue comment 16 in our letter dated September 21, 2010.

Response: We note the Commission’s comment and the Amendment has been revised to reflect an inception date of September 16, 2009 instead of September 16, 2010.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Gurpartap Singh Basrai